RELIASTAR LIFE INSURANCE COMPANY
and its Separate Account N

ING Advantage Century Plus^{SM}

**Supplement dated June 14, 2010 to the Contract Prospectus
dated April 30, 2010, as amended**

The information in this Supplement updates and amends certain information contained in your variable annuity Contract Prospectus. Please read it carefully and keep it with your current variable annuity Contract Prospectus for future reference.

1. **Effective June 1, 2010,** the name of the subadviser for ING Van Kampen Comstock Portfolio, ING Van Kampen Equity and Income Portfolio and ING Van Kampen Growth and Income Portfolio changed from Morgan Stanley Investment Management, Inc. (d/b/a Van Kampen) to Invesco Advisers, Inc.

2. **Effective June 1, 2010**, the information for the funds referenced above appearing in the Contract Prospectus under Appendix II –Fund Descriptions is hereby deleted and replaced with the following:

Fund Name and Investment Adviser/Subadviser	Investment Objective(s)
ING Partners, Inc. – ING Van Kampen Comstock Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Invesco Advisers, Inc.	Seeks capital growth and income.
ING Partners, Inc. – ING Van Kampen Equity and Income Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Invesco Advisers, Inc.	Seeks total return, consisting of long-term capital appreciation and current income.
ING Investors Trust – ING Van Kampen Growth and Income Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Invesco Advisers, Inc.	Seeks long-term growth of capital and income.